

December 11, 2014

Via E-mail
Mr. Arthur J. McCarthy
Chief Financial Officer
Neulion, Inc.
1600 Old Country Rd.
Plainview, NY 11803

Re: Neulion, Inc.
Form 10-K for Fiscal Year Ended December 31, 2013
Filed March 13, 2014
Response dated November 21, 2014
File No. 000-53620

Dear Mr. McCarthy:

We have reviewed your response letter and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2013

Note 2. Basis of Presentation and Significant Accounting Policies,
Revenue Recognition, page F-7

1.   We note your response to comment 5. Please provide us with a detailed analysis that addresses both the gross and net indicators identified in ASC 605-45-45-1 through 45-8. Regarding your conclusion that you are the primary obligor in the College Sports subscription arrangements, tell us the specific deliverables and your performance obligations for such deliverables. In this regard, it appears that your customers (college partners) have the content rights which is the product delivered to the subscriber (third party user). In addition, address the following in your response:

Mr. Arthur J. McCarthy
Neulion, Inc.
December 11, 2014
Page 2

- We note in your response that your customers have general inventory risk and you have physical loss inventory risk. Please tell us the recourse a subscriber has against you and/or your customers when the content product is not provided per the subscriber agreement.
- Please tell us if you or your customers provide technical support and assistance to the subscriber.
- If a subscriber disputes a credit card charge on a content product he/she views, who is responsible for resolving the disputed credit card charge and what is the impact on the revenue sharing arrangement?
- We note you market subscriptions for your College Sports customers. Please tell us if the College Sports customer is identified in the subscription agreement as the party providing the content to the subscriber and the party contractually obligated to perform under such agreement with the subscriber.

Note 15. Commitments and Contingencies, Contingencies, pages F-24 and F-25

2.   We note your response to comment 7. Please tell us and disclose the nature of the minimum guarantees in your proposed disclosure and how they relate to your lease arrangements. Refer to ASC 460-10-45, 460-10-50, and 840-10-50-3 in your response.

You may contact Robert Shapiro, Staff Accountant, at (202) 551-3273 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact Greg Dundas, Attorney-Advisor, at (202) 551-3436, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage, for

Larry Spirgel
Assistant Director